

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 6, 2018

Mr. Ralph Izzo
Chairman of the Board, President and Chief Executive Officer
Public Service Enterprise Group Incorporated
80 Park Plaza
Newark, New Jersey 07102

> **Re: Public Service Enterprise Group Incorporated**
> **PSEG Power LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File Nos. 1-9120 and 1-34232**

Dear Mr. Izzo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products